FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Galiano Gold Inc. ("Galiano" or the "Company")

1066 West Hastings Street, Suite 1640

Vancouver, BC

V6E 3X1

Item 2: Date of Material Change

June 25, 2020

Item 3: News Release

The news release announcing the material change referred to in this report was disseminated on June 25, 2020 through Globe Newswire and copies have been filed under Galiano's profile on SEDAR.

Item 4: Summary of Material Change

On June 25, 2020, Galiano announced that it had entered into an At-The-Market Offering Agreement dated June 25, 2020 (the "ATM Agreement") with H.C. Wainwright & Co. (the "Lead Agent") and Cormark Securities as co-agent (together with the Lead Agent, the "Agents"). Under the ATM Agreement the Company may, at its discretion and from time-to-time during the term of the ATM Agreement, sell, through the Lead Agent, common shares of the Company (the "Common Shares") for aggregate gross proceeds to the Company of up to US$50.0 million (the "Offering").

In addition, in connection with Gold Fields Limited's ("GF") existing pre-emptive right to maintain its 9.9% pro rata ownership interest in the Company, the Company agreed to sell to GF, from time to time during the term of the Offering at GF's election, on a private basis, such number of Common Shares as represent 9.9% of the Common Shares issued under the Offering, if any.

Item 5:

5.1 Full Description of Material Change

On June 25, 2020, Galiano announced that it had entered into the ATM Agreement with the Agents. Under the ATM Agreement the Company may, at its discretion and from time-to-time during the term of the ATM Agreement, sell, through the Lead Agent, Common Shares for aggregate gross proceeds to the Company of up to US$50.0 million. Sales of Common Shares will be made through "at-the-market distributions" as defined in the Canadian Securities Administrators' National Instrument 44-102 - Shelf Distributions, including sales made directly on the NYSE American stock exchange (the "NYSE American"), or any other recognized trading market upon which the Common Shares are listed or quoted in the United States. No offers or sales of Common Shares will be made in Canada on the Toronto Stock Exchange (the "TSX") or other trading markets in Canada. The Company will pay the Agents a commission of 3.0% of the aggregate gross proceeds from each sale of Common Shares and has agreed to provide the Agents with customary indemnification and contribution rights. The Company will also reimburse the Agents for certain specified expenses in connection with the ATM Agreement.

In addition, in connection with GF's existing pre-emptive right to maintain its 9.9% pro rata ownership interest in the Company, the Company agreed to sell to GF, from time to time during the term of the Offering at GF's election, on a private basis, such number of Common Shares as represent 9.9% of the Common Shares issued under the Offering, if any.

The Company will determine, in its sole discretion, the date, price and number of Common Shares to be sold under the Offering, if any. Any Common Shares sold in the Offering will be distributed at market prices or prices related to prevailing market prices from time to time. The Company is not required to sell any Common Shares in the Offering at any time.

The Offering is being made by way of a prospectus supplement dated June 25, 2020 (the "Prospectus Supplement") to the Company's existing U.S. registration statement on Form F-10 (the "Registration Statement") and Canadian short form base shelf prospectus (the "Base Shelf Prospectus") each dated June 11, 2020. The Prospectus Supplement relating to the Offering has been filed with the securities commissions in each of the provinces and territories of Canada (other than Québec) and with the U.S. Securities and Exchange Commission (the "SEC"). The Prospectus Supplement and the Registration Statement are available on the SEC's website (www.sec.gov) and the Prospectus Supplement (together with the related Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Alternatively, the Lead Agent will provide copies of the Prospectus Supplement (together with the related Base Shelf Prospectus and the Registration Statement) upon request by contacting H.C. Wainwright & Co., LLC, at 430 Park Avenue, 3rd Floor, New York, New York 10022, by e-mail: placements@hcwco.com or telephone: (646) 975-6996.

The Company expects to use any net proceeds of the Offering for general corporate and working capital requirements, including, but not limited to, funding ongoing exploration and operations at the Asanko Gold Mine, funding the Company's working capital requirements, repaying indebtedness outstanding from time to time, completing future acquisitions and/or for other corporate purposes.

The NYSE American has approved the listing of the Offered Shares offered hereunder, subject to official notice of issuance. The TSX has conditionally approved the listing of the Offered Shares, subject to the Company fulfilling all of the listing requirements of the TSX.

5.2 Disclosure for Restructuring Transaction

Not applicable.

Item 6: Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

For further information, please contact Fausto Di Trapani, Executive Vice President and Chief Financial Officer of Galiano, at (778) 729-0627.

Item 9: Date of Report

 June 30, 2020